October 13, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn: Mr. Kevin Woody, Branch Chief

Re:	Highwoods Properties, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2008
File No. 1-13100

Highwoods Realty Limited Partnership (the “Operating Partnership”)
Form 10-K for the Year Ended December 31, 2008
File No. 0-21731

Ladies and Gentlemen:

We are writing this letter in response to the comment letters from Mr. Kevin Woody, Branch Chief, dated September 29, 2009, regarding the Company’s Form 10-K for the Year Ended December 31, 2008 and the Operating Partnership’s Form 10-K for the Year Ended December 31, 2008.

For your convenience, we have reproduced below the numbered comments from the comment letters and included the responses of the Company and the Operating Partnership to such comments. Capitalized terms used but not defined herein have the meanings set forth in the 2008 Form 10-K.

Form 10-K for the Year Ended December 31, 2008

Item 1A.  Risk Factors, page 7

1.	Comment: Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

•
Our performance is subject to risks associated with real estate investment, page 7 – The description of this risk is vague and generic.  Identify the specific adverse effects that you have experienced as a result of those bulleted risks, especially the one titled “Economic Downturns.”

•	Illiquidity of real estate investments…, page 8 – Identify the specific adverse effects that you have experienced as a result of illiquidity, particularly in the current market.

Response:  With respect to the “Our performance is subject to risks associated with real estate investment” risk factor, in each future filing that requires “Risk Factors” disclosure, including our 2009 10-K and commencing with our 10-Q for the period ended September 30, 2009, we will replace the previous section in its entirety with substantially the following text, which contains more specific headings and more specific disclosures (the material portions of which were included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the original 2008 10-K):

Adverse economic conditions in our suburban southeastern markets that negatively impact the demand for office space, such as rising unemployment, may result in lower occupancy and rental rates for our portfolio, which would result in lower net income. While we own and operate a limited number of industrial, retail and residential properties, our operating results depend heavily on successfully leasing and operating our suburban office properties. Economic growth in Florida, Georgia, North Carolina and Tennessee is and will continue to be an important determinative factor in predicting our future operating results.

3100 Smoketree Court, Suite 600, Raleigh, NC  27604-1051
Phone:  919.872.4924 • Fax:  919.876.2448
www.highwoods.com • Listed:  New York Stock Exchange - HIW

Securities and Exchange Commission
October 13, 2009

Key components affecting our rental and other revenues include average occupancy and rental rates. Average occupancy generally increases during times of improving economic growth, as our ability to lease space outpaces vacancies that occur upon the expirations of existing leases. Average occupancy generally declines during times of slower economic growth, particularly when unemployment rates increase, because new vacancies tend to outpace our ability to lease space. We expect a slight decline in total occupancy in 2009 primarily related to anticipated declines in occupancy at our industrial properties, which would likely reduce rental revenues from our same property portfolio. For additional information regarding our average occupancy and rental rate trends over the past five years, see “Properties – Wholly Owned Properties.” A further indicator of the predictability of future revenues is the expected lease expirations of our portfolio. As a result, in addition to seeking to increase our average occupancy by leasing current vacant space, we also must concentrate our leasing efforts on renewing leases on expiring space. For more information regarding our lease expirations, see “Properties – Lease Expirations.” Whether or not our rental revenue tracks average occupancy proportionally depends upon whether rents under new leases signed are higher or lower than the rents under the previous leases. Lower rental revenues resulting from lower average occupancy or lower rental rates with respect to our same property portfolio will generally reduce our net income unless offset by the impact of any newly acquired or developed properties or lower variable operating expenses, general and administrative expenses and/or interest expense.

An oversupply of space in our southeastern markets would typically cause rental rates and occupancies to decline, making it more difficult for us to lease space at attractive rental rates, if at all. Undeveloped land in many of the southeastern markets in which we operate is generally more readily available and less expensive than in higher barrier-to-entry markets such as New York, Chicago, Boston, San Francisco and Los Angeles. As a result, even during times of positive economic growth, our competitors could construct new buildings that would compete with our assets. Any such oversupply could result in lower occupancy and rental rates in our portfolio, which would have a negative impact on our rental revenues.

In order to maintain the quality of our properties and successfully compete against other properties, we periodically must spend money to maintain, repair and renovate our properties, which reduces our cash flows. If our properties are not as attractive to tenants (in terms of rent, services, condition or location) as properties owned by our competitors, we could lose tenants to those properties or suffer lower rental rates. As a result, we may from time to time be required to make significant capital expenditures to maintain the competitiveness of our assets. There can be no assurances that any such expenditures would result in higher occupancy or higher rental rates or deter existing customers from relocating to buildings owned by our competitors.

Our financial condition could be adversely affected by financial difficulties experienced by a major customer, or by a number of smaller customers, including bankruptcies, insolvencies or general downturns in business. The success of our investments and stability of our operations depend on the financial stability of our customers. A default or termination by a significant customer on its lease payments to us would cause us to lose the revenue associated with such lease. In the event of a customer default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a customer defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received. These events could reduce our net income.

To relet space to an existing customer or attract a new customer to occupy space, we may incur significant costs in the process, including potentially substantial tenant improvement expense or lease incentives. Approximately 10-15% of our revenues in any particular year are subject to leases that expire by the end of the subsequent year. As a result, in addition to seeking to increase our average occupancy by leasing current vacant space, we also must concentrate our leasing efforts on renewing leases on expiring space. To entice customers to renew existing leases or sign new leases, we may be require expend substantial leasing capital expenditures. In addition, if market rents have declined since the time the expiring lease was executed, the terms of any new lease likely will not be as favorable to us as the terms of the expiring lease, thereby reducing the rental revenue earned from that space.

Costs of complying with governmental laws and regulations may reduce our net income. All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings.

Securities and Exchange Commission
October 13, 2009

Compliance with new laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws or regulations may impose material environmental liability. Additionally, our customers’ operations, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay would reduce our net income.

Discovery of previously undetected environmentally hazardous conditions may decrease our revenues and limit our ability to make distributions. Under various federal, state and local environmental laws and regulations, a current or previous property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective customers that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce our net income.

Our operating results may suffer if costs of operating our properties, such as real estate taxes, utilities, insurance, maintenance and other costs, rise faster than our ability to increase rental revenues. While we do receive some additional rent from our customers that is based on recovering a portion of operating expenses, increased operating expenses will negatively impact our net operating income. Our revenues and expense recoveries are subject to longer term leases and may not be quickly increased sufficient to recover an increase in operating costs and expenses. Furthermore, most of the costs associated with owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in rental revenues from the property. We expect rental and other operating expenses to increase in 2009 as compared to 2008 from utility and property tax increases and from development properties placed in service during the latter part of 2008 and in 2009, partially offset by dispositions. Increases in same property operating expenses would reduce our net income unless offset by the impact of any newly acquired or developed properties or lower general and administrative expenses and/or interest expense.

With respect to your comment about our “Illiquidity of real estate investments” risk factor, we have not experienced nor do we currently foresee experiencing any of the potential adverse effects that are described in that risk factor.  In fact, as noted in “Properties – Wholly Owned Properties,” we upgraded the quality of our portfolio during the 2006-2008 timeframe by selling nearly 5.0 million square feet of non-core properties and using the proceeds to fund our development activity and reduce outstanding debt.  Our reason for including this risk factor in the 2008 10-K was simply as a prudent measure to alert readers of the difficulty some commercial real estate owners experience from time to time in attempting to sell assets quickly if and to the extent necessary to fund other investments or repay debt. Additionally, we have not identified any assets in our portfolio that are encumbered by mortgage debt that we desire to sell. Please note that 58% of our net operating income relates to assets that are unencumbered. Finally, because we currently have approximately $40 million in available cash, have no debt maturing until the first quarter of 2011 and have demonstrated regular and favorable access to the equity and credit capital markets throughout 2009, we do not anticipate any events or circumstances arising in the foreseeable future that would require us to quickly dispose of assets for liquidity purposes.

2.
Comment:  Please add a risk factor to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions. In the alternative, please discuss in the “Investment Objectives, Strategy and Criteria” section why such risks are not applicable to your business.

Response:  We believe that the disclosures included in the 2008 10-K, such as the existing risk factors disclosures on page 7, the five-year historical occupancy and rental rate information provided on page 14 and the qualitative information about trends affecting rental and other revenues provided on page 27, provide sufficient information about the revenue risks associated with economic downturns. However, we agree that a risk factor that summarizes this information would also be helpful for readers.

To that end, in each future filing that requires “Risk Factors” disclosure, including our 2009 10-K and commencing with our 10-Q for the period ended September 30, 2009, we will include substantially the disclosure described above in our response to comment #1 under the heading “Adverse economic conditions in our suburban southeastern markets that negatively impact the demand for office space, such as rising unemployment, may result in lower occupancy and rental rates for our portfolio, which would result in lower net income.”

Securities and Exchange Commission
October 13, 2009

We do not propose to include specific disclosure at this time regarding the impact of economic conditions on recurring capital expenditures such as tenant improvement costs, concessions and lease commissions. Over the past 26 quarters, unlike average occupancy and rental rate trends, which have been directly impacted by macroeconomic conditions, aggregate leasing capital expenditures for second generation space in our portfolio have remained relatively consistent (between 10% and 12% of term base rent) regardless of macroeconomic conditions.  In our experience, the level of leasing capital expenditures depends upon a variety of transaction-specific factors, many of which are unrelated to macroeconomic conditions.  In the event that circumstances change in the future such that macroeconomic or other conditions have or are anticipated to have a material impact on leasing capital expenditures with regard to our portfolio, we will include appropriate disclosure at that time in future filings.  We do, however, note in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Current and Future Cash Needs,” that such expenditures are a meaningful component of our short-term liquidity requirements.

Financing Structure and Activity, page 34

3.
Comment:  We note your disclosure regarding your $137.5 million term loan and your $70 million secured construction facility. Please file these agreements or tell us why you have not filed these agreements as exhibits to the Form 10-K.  Refer to Item 601 of Regulation S-K.

Response:  We did not file these agreements as exhibits to the Form 10-K since the amount involved with respect to each loan instrument constitutes less than 5% of our total assets and less than 10% of our total indebtedness. We believe this determination is consistent with the guidance provided by Question 81 under Section I. Regulation S-K of the Manual of Publicly Available Telephone Interpretations.

Item 9A. Controls and Procedures, page 49

4.
Comment:  We note that your report generally uses the terms such as “we” and “our” to collectively mean the company and the operating partnership. Please revise your disclosure to specifically and distinctly address Highwoods Properties, Inc. and Highwoods Realty Limited Partnership as we believe that you should provide separate disclosure regarding controls and procedures for each separate registrant. Please apply this comment to management’s annual report on internal control over financial reporting as well as to disclosure controls and procedures.

Response:  With regard to the disclosures contained in the “Controls and Procedures” section of the 10-K, the use of the terms “we” and “our” were intended to mean each of the Company and the Operating Partnership, respectively. When a reader is reading the 10-K from the perspective of the Company, use of the word “we” is intended to mean “the Company” and vice versa for “the Operating Partnership.” However, in light of your comment and the apparent possibility of confusion, in future filings, we will include separate “Controls and Procedures” sections for each of the Company and the Operating Partnership and eliminate use of the words “we” and “our” in those sections and in management’s annual report on internal control over financial reporting.

Financial Statements

Investments, Page 77

5.	Comment: Please tell us and disclose what method of revenue recognition you have applied to your sale of residential condominiums and how you have complied with paragraph 37 of SFAS 66 and EITF 06-8.

Response:  The deposits required at the time of executing a sale agreement (5% for residents and 10% for investors) meet the initial investment requirements as prescribed by Appendix A of SFAS 66; however, the continuing investment requirements of SFAS 66 paragraph 12, as further interpreted by EITF 06-8, are not met until the closing of the sale of each unit when the remainder of the sale proceeds are received in cash. As such, we use the deposit method as described in paragraphs 65–67 of SFAS 66 until the criteria in paragraph 37 of SFAS 66 are met at closing. Initial deposits received at the time a prospective purchaser enters into a real estate sales contract are recorded as deposit liabilities. No revenue is recognized until the closing of the sale of a unit or forfeiture of a deposit.

In future filings, we intend to add the following disclosure at the end of the first paragraph in the applicable footnote:

We initially record receipt of deposits as a component of Accounts Payable, Accrued Expenses, and Other Liabilities in our Consolidated Balance Sheets as required by the deposit method.  For those units sold, we account for the resulting sales proceeds using the deposit method.

Securities and Exchange Commission
October 13, 2009

Each of the Company and the Operating Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information or if we can be of any further assistance, please call me at (919) 875-6682.

Very truly yours,

/s/ Terry L. Stevens

Terry L. Stevens
Senior Vice President and Chief Financial Officer

cc:           Howard Efron, SEC
Angela McHale, SEC
Jennifer Gowetski, SEC